FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on June 14, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: June 14, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: June 14, 2006
URL: http://www.komatsu.com/

Notice of Change in the Number of Shares Constituting One Unit (tangen) of Shares [TRANSLATION]

We hereby give notification that, at the meeting of Board of Directors of Komatsu Ltd. (“the Company”) held on June 14, 2006, the Company has decided to change the number of shares constituting one unit (tangen) of shares of the Company.

1.	Reason for the change

The change will be made to offer more hospitable investment climate for investors, to expand the number of shareholders and to improve the liquidity of the Company’s shares.

2.	Details

The number of shares constituting one unit (tangen) of shares will be reduced from one thousand (1,000) shares to one hundred (100) shares.

3.	Date of the change

Tuesday, August 1, 2006

For reference purpose only:

(1)	As of Tuesday, August 1, 2006, the number of shares constituting one trading unit of shares of the Company at the Tokyo Stock Exchange and Osaka Stock Exchange will be reduced from one thousand (1,000) shares to one hundred (100) shares.

(2)	As of Tuesday, August 1, 2006, pursuant to the provisions set forth in Paragraph 1 of the Article 195 of the Corporation Act, the number of shares constituting one unit (tangen) of shares on the Articles of Incorporation of the Company shall be changed from one thousand (1,000) shares to one hundred (100) shares.

Notes: This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and Japanese original, the original shall prevail.

Press Release

June 14, 2006

SUMCO Corporation
(Company code: 3436)
Public Relations & IR Department
Tel: +81-(0)3-5444-3915

Komatsu Ltd.
(Company code: 6301)
Corporate Communications Department
Tel: +81-(0)3-5561-2616

Basic Agreement with respect to Share Transfer [TRANSLATION]

SUMCO Corporation (President: Kenjiro Shigematsu; hereinafter referred to as “SUMCO”) and Komatsu Ltd. (President: Masahiro Sakane; hereinafter referred to as “Komatsu”) reached a basic agreement concerning SUMCO’s Tender Offer for 51% of the outstanding shares of Komatsu Electronic Metals Co., Ltd. (President: Takashi Abe; hereinafter referred to as “KEM”). Komatsu has agreed to accept the Tender Offer. SUMCO and Komatsu executed the Basic Agreement as of today.

In accordance with the Basic Agreement, both SUMCO and Komatsu intend to cooperate and undertake certain procedures, such as due diligence. After such necessary procedures are completed and upon execution of an agreement regarding the Tender Offer, SUMCO will acquire 51% of the common shares issued by KEM through the Tender Offer.

Information concerning the schedule and potential effects of the transaction on our business performance will be promptly released as necessary upon further examination and consultation.

SUMCO’s Purpose in Making the Tender Offer

Both SUMCO and KEM are specialized producers of silicon wafers that cover a broad range of business fields such as large diameter 300mm, special small diameter and high precision silicon wafers. At present, both companies are proactively engaging in investment activities in order to increase production capacity and to expand their product lineup. SUMCO intends to acquire 51% of KEM from Komatsu and establish a close relationship through the resulting capital ties.

In the future, the new SUMCO Group, consisting of two pure-play silicon producers holding similar and complementary technology, will commit to greater customer satisfaction by sharing an integrated business strategy. Moreover, the new SUMCO Group will seek to gain customers’ trust and establish a firm operating base as a top-class supplier of silicon wafers in deed as well as in name, by realizing multiple synergies including cost reductions in the fields of research and development, technology, production and sales, thereby dramatically improving the range of product lines, and enhancing technical capabilities and the ability to meet customers’ demands.

Komatsu’s Purpose in Accepting the Tender Offer

Komatsu’s core focus is the comprehensive “industrial machinery business,” such as construction and mining machinery and industrial machinery. With respect to the electronics business, including the silicon wafer business operated by KEM, Komatsu’s practice has been to maintain the independent management of such business, and to seek to develop the business based on an alliance with a leading industrial partner.

KEM incorporated a joint venture company (Formosa Komatsu Silicon Corporation) with Taiwan Plastics Group in 1995, which has established a position as a top supplier of 200mm silicon wafers in Taiwan. Employing its dual manufacturing site system, in Japan and Taiwan, KEM has worked to strengthen its business and increase profitability.

KEM believes that it can expect further development of its business by becoming a member of the SUMCO Group through both an acceleration of capital investment in 300mm silicon wafers in Taiwan and synergy effects in the area of technology.

Please refer to the attachment for a summary of the basic agreement between both companies.

[End of Press Release]

(Attachment)

Summary of the Basic Agreement

Outline of Transaction

SUMCO will acquire 51% of the outstanding shares of KEM (15,402,000 shares) through the Tender Offer. Komatsu will subscribe to such Tender Offer with all of the shares of KEM held by Komatsu (61.93% of the outstanding shares: 18,702,900 shares).

Condition Precedents for Transaction

The Tender Offer will be made subject to (1) the completion of due diligence, (2) approval of the competition authorities in relevant countries, (3) satisfaction of other conditions precedent, and (4) execution of the Tender Offer Agreement between SUMCO and Komatsu.

Price, etc.

The price for the Tender Offer will be JPY2,400 per common share of KEM (total price: approximately JPY 36.9 billion). The price for Tender Offer may be adjusted depending on the results of the due diligence by SUMCO, and in certain other circumstances.

The acquisition of 51% of the shares by SUMCO from Komatsu has been approved by the board of directors of KEM.

(Reference Information)

[SUMCO Profile]
Corporate name:	SUMCO Corporation
Date of establishment:	July 30, 1999
Head office:	1-2-1, Shibaura, Minato-ku, Tokyo
Representative Director:	Kenjiro Shigematsu
Business activities:	Manufacture and sales of silicon wafers
Main shareholders:	Sumitomo Metal Industries, Ltd. (29.9%), Mitsubishi Materials Corporation (29.9%)
Manufacturing bases:	Saga, Imari, Yonezawa and other locations
Number of employees:	5,554
Net sales:	¥220.5 billion (fiscal year ended January 31, 2006)

[Komatsu Profile]
Corporate name:	Komatsu Ltd.
Date of establishment:	May 13, 1921
Head office:	2-3-6, Akasaka, Minato-ku, Tokyo
Representative Director:	Masahiro Sakane
Business activities:	Manufacture and sale of construction and mining equipment
Manufacturing bases:	Awazu, Osaka, Oyama and other locations
Number of employees:	34,597
Net sales:	¥1,701.9 billion (fiscal year ended March 31, 2006)

[Komatsu Electronic Metals Profile]
Corporate name:	Komatsu Electronic Metals Co., Ltd.
Date of establishment:	April 18, 1960
Head office:	1324-2 Masuragahara, Omura, Nagasaki
Representative Director:	Takashi Abe
Business activities:	Manufacture and sales of silicon wafers
Main shareholders:	Komatsu Ltd. (61.9%)
Manufacturing bases:	Nagasaki, Miyazaki, Taiwan (Formosa Komatsu Silicon Corp)
Number of employees:	2,758
Net sales:	¥86.6 billion (fiscal year ended March 31, 2006)

Recent results (consolidated)
	(Million yen)
	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006
Net sales	74,908	86,667
Operating profit	6,032	8,970
Ordinary profit	5,964	9,945
Total assets	95,161	108,282
Shareholders’ equity	25,134	30,771

[End]